February 28, 2005


Mail Stop 04-09

Mr. Bruce Kamm
Chief Executive Officer
Bentley Commerce Corporation
7303 Merchant Court
Sarasota, FL 34240

Re:	Bentley Commerce Corporation
	Form 10-KSB for the year ended June 30, 2004
	File No. 000-27347

Dear Mr. Kamm:

We have reviewed your filing and have the following comments. We have limited our review to `Stock Issued in Exchange for Services`,
`Barter Transactions` and `Revenue Recognition` and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments

Note A - Summary of Accounting Policies

Revenue Recognition, page F-11

1. We note that the Company recorded a $250,000 provision for bad debts related to a transaction with Hemistar International during fiscal 2004. Was the $250,000 from the sales of services to Hemistar included in the Company`s revenues for the year ended, June 30, 2004?
If so, tell us how you considered SAB 101 and 104 in determining that collectibity was reasonably assured in this transaction and tell us how you apply such guidance in your revenue recognition policy.

Note B -Barter Transactions, page F-13

2. We note that the Company receives barter credits in exchange for
(a) services, (b) as part of the association fees, (c) in exchange for interest on member credit lines or (d) in exchange for transaction fees owed to the Company. Tell us how you determined the fair value of each of these products and services considering you appear to have a limited history of receiving cash for these types of transaction. Specifically explain how you considered EITF 99-17, EITF 93-11 and APB 29 in your accounting for barter transactions. Provide a breakdown of the $260,161 of barter transactions during the six months ended, December 31, 2004 and cite the specific
accounting
literature applied in each transaction.  We may have further comments
based on your response.
3. We note that the Company issued shares of its common stock to vendors for services rendered, operating expenses, software licenses and in exchange for liabilities incurred.  Supplementally provide to
us a breakdown of such issuances for the last two fiscal years that
includes the date of issuance, the number of shares issued, the product or services received, the fair value assigned to such shares,
and the method used to fair value such shares.    Tell us how you
considered paragraph 8 of SFAS 123 in determining that the fair value of the services received was more readily determinable than the fair value of the Company`s common stock, given the fact that there was a market for your stock during these periods. Also, please explain how the Company considered EITF 96-18 in determining the measurement date in determining fair value.

As appropriate, please respond to these comments within 10 business days. Please file your cover letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kelly McCusker, Staff Accountant, at (202) 824-
5453
or myself at (202) 942-2814 if you have questions regarding comments on the financial statements and related matters.


						Sincerely,


Kathleen Collins
Accounting Branch Chief


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Bentley Commerce Corporation
February 28, 2005